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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Catalyst Lighting Group, Inc.
                         (formerly Wentworth III, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   950704 10 6
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                                 (CUSIP Number)

                          Catalyst Lighting Group, Inc
                      6777 Camp Bowie Boulevard, Suite 233
                              Fort Worth, TX 76116
                                 (800) 433-7753
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   950704 10 6
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only). The Larry D. Doskocil Living Trust Dated February 20, 1986 as Amended ###-##-####
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  .....................................................................
     (b)  ..........X..........................................................
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3.   SEC Use Only .............................................................
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4.   Source of Funds (See Instructions) (See item 3).......PF..................
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) .......................................................
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6.   Citizenship or Place of Organization .....Kansas..........................
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Number of        7. Sole Voting Power ...........685,004.......................
Shares           --------------------------------------------------------------
Beneficially     8. Shared Voting Power .......................................
Owned by
Each             9. Sole Dispositive Power.......685,004.......................
Reporting        --------------------------------------------------------------
Person With
                10. Shared Dispositive Power ..................................
                 --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person ....685,004...
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12. Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) ................................................
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13. Percent of Class Represented by Amount in Row (11) ........20.2%...........

14. Type of Reporting Person (See Instructions)
........OO......................................................................
................................................................................
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ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Catalyst Lighting Group, Inc. (formerly Wentworth III, Inc.), whose principal executive offices are located at 6777 Camp Bowie Boulevard, Suite 233, Fort Worth, TX 76116 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The names of the reporting persons are The Larry D. Doskocil Living Trust Dated February 20, 1986 as Amended (the "Trust"), Larry D. Doskocil ("Mr. Doskocil") and Joan Doskocil ("Mrs. Doskocil").

     (b) The business address of each of the Trust and Mr. and Mrs. Doskocil is c/o Paul Roederer, P.O. Box 705, Hutchinson, KS 67504.

     (c) The Trust was formed for estate planning purposes.

     (d) Neither Mr. Doskocil nor Mrs. Doskocil have been convicted in any criminal proceedings during the last five years. The Trust has not been convicted in any criminal proceedings during the last five years.

     (e) Neither Mr. Doskocil nor Mrs. Doskocil have been a party to any civil proceedings during the last five years. The Trust has not been a party to any civil proceedings during the last five years.

     (f) Both Mr. Doskocil and Mrs. Doskocil are citizens of the United States. The Trust is organized under the laws of the State of Kansas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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       The Trust acquired the  securities as a result of the  acquisition of all of the  partnership  units of Whitco  Company,  LP  ("Whitco")  by the Issuer in
exchange  for  an   aggregate   of   2,991,368   shares  of  Common  Stock  (the
"Acquisition"). The Trust was a partner in Whitco prior to the Acquisition and its 204.45 partnership units were converted into 685,004 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Trust acquired the securities as a result of the Acquisition. The Trust was a partner in Whitco prior to the Acquisition. The securities issued by the Issuer were acquired by the Trust as a result of the Acquisition and for no other reason.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) Based on their status as co-trustees of the Trust, each of Mr. and Mrs. Doskocil are deemed to beneficially owns an aggregate of 685,004 shares of Common Stock, representing 20.2% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form SB-2 filed August 12, 2003, with respect to the Acquisition).The Trust beneficially owns an aggregate of 685,004 shares of Common Stock, representing 20.2% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form SB-2 filed August 12, 2003, in connection with the Acquisition).

       (b) Mr. Doskocil has the shared power with Mrs. Doskocil, the only other trustee of the Trust, to vote and dispose, or direct the disposition, of the 685,004 shares of Common Stock owned by the Trust.

       (c) The 685,004 shares of Common Stock reported herein were acquired by the Trust from the Issuer effective August 27, 2003.

       (d) Other than Mr. and Mrs. Doskocil, who have the shared right, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 685,004 shares of Common Stock owned by the Trust.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The securities discussed herein are the result of the Securities Exchange Agreement executed by and between Whitco and the Issuer (the "Exchange Agreement").

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Exchange Agreement.


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                                   SIGNATURE.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             September 3, 2003



                                             /s/ Larry D. Doskocil
                                             ---------------------
                                             Larry D. Doskocil, Co-Trustee of
                                             the Larry D. Doskocil Living Trust
                                             Dated February 20, 1986, as Amended


                                             /s/ Joan Doskocil
                                             -----------------
                                             Joan Doskocil, Co-Trustee of the
                                             Larry D. Doskocil Living Trust
                                             Dated February 20, 1986, as Amended


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